GALIANO GOLD APPOINTS CHIEF OPERATING OFFICER

Vancouver, British Columbia, August 17, 2020 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) (formerly Asanko Gold Inc.) is pleased to announce that Mr. Matt Badylak has been appointed Executive Vice President and Chief Operating Officer effective immediately.  He will be based in the Company's head office in Vancouver.

"We are very excited to have Matt join the team at Galiano Gold as the head of operations for the Company," said Greg McCunn, CEO. "With Matt's experience in challenging the status quo and desire to drive operational efficiencies, he will be instrumental in leading the optimization of the Asanko Gold Mine."

Mr. Badylak is a seasoned mining professional with 20 years of operations experience including a number of senior management roles with Eldorado Gold.  In his most recent role as General Manager Kisladag Mine, Mr. Badylak was responsible for multiple cost saving initiatives and optimization of the heap leaching operations, allowing the company to avoid construction of a capital-intensive milling facility and extend the operation of the heap leach.  Prior to his role at Kisladag, Matt held various corporate and operations management roles in Eldorado Gold, including Managing Director of China Operations and prior to that, General Manager of the Tanjianshan Gold Mine located on the Tibetan Plateau in China's Qinghai Province.  Prior to Eldorado Gold, he worked in various technical roles across Australia and Asia.  He holds a Bachelor of Science in Extractive Metallurgy & Chemistry from Murdoch University in Perth and is a member of the Australian Institute of Mining and Metallurgy.

Enquiries:

Lynette Gould

SVP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: lynette.gould@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.